Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Castor Maritime Inc. (“Castor”) for the six-month periods ended June 30, 2026, and June 30, 2025. Unless otherwise specified herein or the context otherwise requires, references to the “Company”, “we”, “our” and “us” or similar terms shall include Castor and its wholly owned and majority owned subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from those unaudited interim condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. These forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a more complete discussion of these risks and uncertainties, please read the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information – D. Risk Factors” in our Annual Report for the year ended December 31, 2025 (the “2025 Annual Report”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 15, 2026. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations, please see our 2025 Annual Report. Unless otherwise defined herein, capitalized terms and expressions used herein have the same meanings ascribed to them in the 2025 Annual Report.

Business Overview and Fleet Information

We are a diversified global shipping and energy company that was incorporated in the Republic of the Marshall Islands in September 2017, with activities directly and indirectly in asset management, vessel ownership, technical and commercial ship management and energy infrastructure projects. Our management reviews and analyzes operating results for our business over three reportable segments, (i) the dry bulk segment, (ii) the containership segment and (iii) the asset management segment.

We currently operate a wholly or partially owned fleet consisting of ten dry bulk carriers that engage in the worldwide transportation of commodities such as iron ore, coal, soybeans etc., with an aggregate cargo carrying capacity of 0.79 million dwt and an average age of 11.1 years and one containership vessel with an aggregate cargo carrying capacity of 0.03 million dwt and an age of 18.1 years (together, our “Fleet”). The average age of our Fleet is 11.7 years as of September 14, 2026.

Our dry bulk and containership fleets are currently contracted to operate in a mix of pool and time charters. Our commercial strategy primarily focuses on deploying our Fleet under a mix of period time charters, trip time charters and pool arrangements according to our assessment of market conditions. Our aim is to periodically adjust the mix of these charters to take advantage of the relatively stable cash flows and high utilization rates associated with period time charters, or to take advantage of high utilization rates with exposure to attractive charter rates during periods of strong charter market conditions when employing our vessels in pools.

             Through our majority-owned subsidiary, MPC Münchmeyer Petersen Capital AG (“MPC Capital”), we receive management fees in return for managing assets in the shipping and energy infrastructure segments. The level of these management fees primarily reflects the volume of assets under management. In the shipping sector, these fees mainly relate to commercial ship management (commission income on charter revenues), technical ship management (flat rate management fees) and other services (flat rate management fees). Management fees for technical ship management and other services are provided by joint ventures in which MPC Capital is a 50% shareholder. Companies in which MPC Capital is a 50% shareholder are accounted for using the equity method. In the energy sector, management fees include asset management fees (flat rate management fees). In addition, we may receive one-off and, to some extent, performance-related transaction fees on the acquisition and sale of assets, which are primarily linked to the value of the assets acquired or sold. We generate other operating income or income from equity investments through co-investments.

As of June 30, 2026, Castor Ships S.A. (“Castor Ships”), a related party, exclusively provides the commercial and technical management of our Fleet, while certain aspects of the management of a number of our vessels are subcontracted to related and unrelated third-party managers.

The following table summarizes key information about our Fleet as of the date of this report:

Fleet vessels:

Dry Bulk Carriers
Vessel Name	Vessel Type	DWT	Year Built	Country of Construction	Purchase Price (in million)	Delivery Date
Magic P	Panamax	76,453	2004	Japan	$7.35	02/21/2017
Magic Thunder	Kamsarmax	83,375	2011	Japan	$16.85	04/13/2021
Magic Perseus	Kamsarmax	82,158	2013	Japan	$21.00	08/09/2021
Magic Pluto	Panamax	74,940	2013	Japan	$19.06	08/06/2021
Magic Mars	Panamax	76,822	2014	Korea	$20.40	09/20/2021
Magic Celeste	Ultramax	63,310	2015	China	$25.50	08/16/2024
Magic Ariel	Kamsarmax	81,845	2020	China	$29.95	10/09/2024
Magic Jupiter(1)	Kamsarmax	85,505	2023	China	$37.50	06/29/2026
Magic Saturn(2)	Kamsarmax	82,145	2024	China	$41.92	06/29/2026
Magic Starlight(3)	Kamsarmax	81,048	2015	China	$23.50	05/23/2021

Containerships
Raphaela	1,850 TEU capacity Containership	26,811	2008	Turkey	$16.49	10/03/2024

(1)
On June 19, 2026, we entered into an agreement with an unaffiliated third party to acquire a 2023-built modern-eco Kamsarmax bulk carrier, the M/V Magic Jupiter, for a purchase price of $37.50 million. The M/V Magic Jupiter was delivered to us on June 29, 2026.

(2)
On June 26, 2026, we entered into an agreement with an unaffiliated third party to acquire a 2024-built modern-eco Kamsarmax bulk carrier, the M/V Magic Saturn, for a purchase price of $41.92 million. The M/V Magic Saturn was delivered to us on June 29, 2026.

(3)
On July 22, 2026, we entered into an agreement to establish a joint venture (the “Joint Venture”) with third-party investors to acquire, own and operate the M/V Magic Starlight. We contributed the vessel to the Joint Venture in exchange for a 30% equity interest and cash consideration of $18.75 million. The Joint Venture funded the acquisition through a combination of cash contributed by its partners and a $11.5 million sustainability-linked senior term loan under a facility provided by a European bank, secured by, among others, a first priority mortgage over the M/V Magic Starlight and guaranteed by us. The transaction was completed on August 6, 2026, by delivering the M/V Magic Starlight to the Joint Venture.

We intend to continuously explore the market in order to identify further potential acquisition targets which will help us modernize our Fleet and develop our business. Our acquisition strategy has so far focused on secondhand dry bulk vessels and containerships, though we may acquire vessels in other sizes, age and/or sectors which we believe offer attractive investment opportunities, subject to the parameters set out in certain resolutions passed by our board of directors in connection with the spin-off of our former tanker vessel business completed on March 7, 2023. We may also opportunistically dispose of vessels and may engage in such acquisitions and disposals at any time and from time to time.

Recent Developments

Please refer to Note 27 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for developments that took place after June 30, 2026.

Operating results

Important Measures and Definitions for Analyzing Results of Operations

Our management uses the following metrics to evaluate our operating results, including the operating results of our segments, and to allocate capital accordingly:

Total vessel revenues. Total vessel revenues are currently generated from time charters and pool agreements, though vessels have and may be employed under voyage charters in the future. Vessels operating on fixed time charters for a certain period provide more predictable cash flow over that period. Total vessel revenues are affected by the number of vessels in our fleet, hire rates and the number of days a vessel operates which, in turn, are affected by several factors, including the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, and levels of supply and demand in the seaborne transportation market. Total vessel revenues are also affected by our commercial strategy related to the employment mix of our fleet between vessels on time charters and vessels in pools.

For further discussion of vessel revenues, please refer to Note 19(a) to our unaudited interim condensed consolidated financial statements included elsewhere in this report.

Revenue from services. We generate revenue from services through the following streams: (i) transaction services and (ii) management services. Management services may be further subdivided into ongoing management services for investment structures and assets, and ship management services.  For a breakdown of revenue from services for the six months ended June 30, 2026, please refer to Note 19(b) to our unaudited interim condensed consolidated financial statements included elsewhere in this report. We provide transaction-related services in connection with the acquisition, sale or development of assets such as vessels or renewable energy assets. These services are typically success-based and remunerated through transaction fees that are contingent upon the successful closing of the underlying transaction. Additionally, we provide asset management services, including commercial and technical ship management services. Commercial ship management services include activities such as chartering, voyage coordination, and related support services, while technical ship management services include vessel maintenance, repairs, and regulatory compliance services.

Voyage expenses. Our voyage expenses primarily consist of brokerage commissions paid in connection with the chartering of our vessels, bunker expenses, port and canal expenses, and costs of European Union Allowances (“EUAs”) for emissions. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses from time to time, such as for bunkers, when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry docking or due to other unforeseen circumstances.  Under pooling arrangements, voyage expenses are borne by the pool operator. Gain/loss on bunkers may also arise where the cost of the bunker fuel sold to the new charterer is greater or less than the cost of the bunker fuel acquired.

Operating expenses. We are responsible for vessel operating costs, which include crewing, expenses for repairs and maintenance, the cost of insurance, tonnage taxes, the cost of spares and consumable stores, lubricating oils costs, communication expenses, and other expenses. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic dry-docking. Our ability to control our vessels’ operating expenses also affects our financial results.

Cost of revenue from services. Cost of revenue from services comprises expenses for services purchased from third party providers and employee expenses which are directly attributable to the operating business activities.

Management fees. Management fees include fees paid to related parties providing certain ship management services to our fleet pursuant to the ship management agreements.

Off-hire. The period a vessel in our fleet is unable to perform the services for which it is required under a charter for reasons such as scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys or other unforeseen events.

Dry-docking/Special Surveys. We periodically dry-dock and/or perform special surveys on our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Our ability to control our dry-docking and special survey expenses and our ability to complete our scheduled dry-dockings and/or special surveys on time also affects our financial results. Dry-docking and special survey costs are accounted under the deferral method whereby the actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next survey is scheduled to become due.

Ownership Days. Ownership Days are the total number of calendar days in a period during which we owned a vessel. Ownership Days are an indicator of the size of our fleet over a period and determine both the level of revenues and expenses recorded during that specific period.

Available Days. Available Days are the Ownership Days in a period less the aggregate number of days our vessels are off-hire due to scheduled repairs, dry-dockings or special or intermediate surveys. The shipping industry uses Available Days to measure the aggregate number of days in a period during which vessels are available to generate revenues. Our calculation of Available Days may not be comparable to that reported by other companies.

Operating Days. Operating Days are the Available Days in a period after subtracting unscheduled off-hire days and idle days.

Fleet Utilization. Fleet Utilization is calculated by dividing the Operating Days during a period by the number of Available Days during that period. Fleet Utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels.

Time Charter Equivalent (“TCE”) Revenues and Daily TCE Rate . See Appendix A for a description of the TCE Revenues and the Daily TCE Rate.

Principal factors impacting our business, results of operations and financial condition

Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

-	The levels of demand and supply of seaborne cargoes and vessel tonnage in the shipping segments in which we operate;

-	The cyclical nature of the shipping industry in general and its impact on charter rates and vessel values;

-
The successful implementation of the Company’s business strategy, including our ability to obtain equity and debt financing at acceptable and attractive terms to fund future capital expenditures and/or to implement our business strategy;

-	The global economic growth outlook and trends, such as price inflation and/or volatility;

-
Economic, regulatory, political and governmental conditions that affect shipping and the dry bulk and container segments, including international conflict or war (or threatened war), such as between Russia and Ukraine, tensions in the Middle East, including the war involving Iran, the U.S. and Israel, instability in Venezuela and acts of piracy or maritime aggression, such as recent maritime incidents involving vessels in and around the Red Sea, and the imposition of tariffs. In our asset management segment, fluctuations in global or regional economic environments may impact investor sentiment, asset valuations, and fundraising efforts;

-	The employment and operation of our fleet, including the utilization rates of our vessels;

-	In our asset management segment, our performance relative to benchmarks or competitors, which can affect our reputation and track record, investor confidence and fundraising capacity;

-	The effects of increased competition for capital and investment opportunities in our asset management segment, which may compress margins, strain client relationships and impact scalability;

-
Our ability to successfully employ our vessels at economically attractive rates and our strategic decisions regarding the employment mix of our fleet as our charters expire or are otherwise terminated;

-
Management of the financial, operating, general and administrative elements involved in the conduct of our business and ownership of our fleet, including the effective and efficient technical management of our fleet by our manager and/or sub-managers, and their suppliers;

-	The number of customers who use our services and the performance of their obligations under their agreements, including their ability to make timely payments to us;

-	Our ability to maintain solid working relationships with our existing customers and our ability to increase the number of our charterers through the development of new working relationships;

-	The reputation and safety record of our manager and/or sub-managers for the management of our vessels;

-	Dry-docking and special survey costs and duration, both expected and unexpected;

-	Compliance with evolving regulations across jurisdictions that may increase operational complexity and costs;

-
Our level of access to attractive investment opportunities, delays or deficiencies in projects, or lack of resources, which may affect portfolio expansion and revenue growth of our asset management segment;

-
As we routinely make minority investments, their performance may adversely affect our results due to the realization of losses upon disposition of these investments or the recognition of significant unrealized losses during their holding period, impacting both profitability and our ability to reinvest. The performance of our minority equity investments in companies is subject to a broad range of risks, including economic and market risks, operational performance risk, governance risks, legal and regulatory risks and tax risks. This is particularly relevant for our co-investments in listed companies, whose share price is subject to market risk and price volatility;

-
Our financial results are materially dependent on dividends received from a limited number of investees, and any reduction or suspension of such dividends would have a material adverse effect on our operating cash flows and profitability. In recent periods, dividends received from our investees — principally from MPC Container Ships ASA (“MPCC”), have constituted a substantial portion of our consolidated net income, as well as a significant component of our operating cash flows.

-	The level of any distribution on all classes of our shares;

-	Our access to debt financing, which may be constrained by tightening credit, rising interest rates, or lender risk aversion;

-	Our borrowing levels and the finance costs related to our outstanding debt (including financing arrangements) as well as our compliance with our debt covenants;

-	Management of our financial resources, including banking relationships and of the relationships with our various stakeholders;

-	Major outbreaks of diseases and governmental responses thereto;

-
The performance of the listed equity securities and debt securities in which the Company currently has investments, which is subject to market risk and price volatility, and may adversely affect our results due to the realization of losses upon disposition of these investments or the recognition of significant unrealized losses during their holding period; and

-
Fluctuations in foreign currency exchange rates and our ability to manage such exposure, including through hedging arrangements, which may affect our revenues, expenses and financial results (see Note 15 to our unaudited interim condensed consolidated financial statements).

Employment and operation of our Fleet

Another factor that impacts our profitability is the employment and operation of our Fleet. The profitable employment of our Fleet is highly dependent on the levels of demand and supply in the shipping industries in which we operate, our commercial strategy including the decisions regarding the employment mix of our Fleet, as well as our managers’ ability to leverage our relationships with existing or potential customers. The effective operation of our Fleet mainly requires regular maintenance and repair, effective crew selection and training, ongoing supply of our Fleet with the spares and the stores that it requires, contingency response planning, auditing of our vessels’ onboard safety procedures, arrangements for our vessels’ insurance, chartering of the vessels, training of onboard and on-shore personnel with respect to the vessels’ security and security response plans (ISPS), obtaining of ISM certifications, compliance with environmental regulations and standards, and performing the necessary audit for the vessels within the six months of taking over a vessel and the ongoing performance monitoring of the vessels.

Financial, general and administrative management

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels requires us to manage our financial resources, which includes managing banking relationships, administrating our bank accounts, managing our accounting system, records and financial reporting, monitoring and ensuring compliance with the legal and regulatory requirements affecting our business and assets and managing our relationships with our service providers and customers.

See also “Item 3. Key Information—D. Risk Factors” in our 2025 Annual Report. Because many of the foregoing factors are beyond our control and certain of these factors have historically been volatile, past performance is not necessarily indicative of future performance and it is difficult to predict future performance with any degree of certainty.

Consolidated Results of Operations

Six months ended June 30, 2026, as compared to the six months ended June 30, 2025

(In U.S. Dollars, except for number of share data)	Six months ended June 30, 2025	Six months ended June 30, 2026	Change - amount
Total vessel revenues	$21,482,267	$26,843,551	$5,361,284
Revenue from services	16,803,545	19,981,835	3,178,290
Expenses:
Voyage expenses (including commissions to related party)	(1,776,817)	(2,055,809)	(278,992)
Vessel operating expenses	(10,244,724)	(8,694,266)	1,550,458
Cost of revenue (exclusive of depreciation and amortization shown separately below)	(10,504,581)	(14,009,651)	(3,505,070)
Management fees to related parties	(2,288,643)	(1,785,924)	502,719
Depreciation and amortization	(6,653,155)	(7,601,749)	(948,594)
General and administrative expenses (including costs from related party)	(9,547,735)	(8,538,023)	1,009,712
(Provision) / recovery of provision for doubtful accounts	(15,459)	75,908	91,367
Loss on vessels held for sale	(5,554,777)	—	5,554,777
Net loss on sale of vessels	(2,001,646)	—	2,001,646
Other operating income / (expenses)
Net gain on disposition of assets	410,099	346	(409,753)
Net gain /(loss) from equity method investments	441,493	(864,264)	(1,305,757)
Net (loss) / gain from equity method investments at fair value	(24,814,649)	69,600,528	94,415,177
Operating (loss)/income	$(34,264,782)	$72,952,482	$107,217,264
Interest and finance costs, net (including costs from related party) (1)	(2,184,674)	(1,002,085)	1,182,589
Dividend income from equity method investments measured at fair value (related party)	10,610,587	7,837,525	(2,773,062)
Other income (2)	9,432,415	18,425,077	8,992,662
Income taxes	(602,133)	(2,182,672)	(1,580,539)
Net (loss) / income	$(17,008,587)	$96,030,327	$113,038,914

(1)	Includes interest and finance costs, net of interest income, if any
(2)	Includes aggregated amounts for foreign exchange loss / gain, gain / loss from equity and debt securities and other income, as applicable in each period.

Total vessel revenues – Total vessel revenues increased to $26.8 million in the six months ended June 30, 2026 from $21.5 million in the same period of 2025. The increase was driven by the improvement in prevailing charter rates of our dry bulk and containership vessels, as reflected in the increase in our average Daily TCE Rate to $15,859 in the six-month period ended June 30, 2026, compared to $10,410 in the same period of 2025. This increase was partially offset by the decrease in our Available Days from 1,893 days in the six-month period ended June 30, 2025 to 1,563 days in the six-month period ended June 30, 2026, following the sale of two dry bulk vessels and two containership vessels in the first and second quarters of 2025. Daily TCE Rate is not a recognized metric under U.S. GAAP (i.e., it is a non-GAAP metric). Please refer to Appendix A for the definition and reconciliation of this metric to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Revenue from services – Revenue from services increased by $3.2 million, to $20.0 million in the six months ended June 30, 2026, from $16.8 million in the corresponding period of 2025. Revenue from services primarily consists of revenue from transaction and management services. The increase was primarily attributable to a $2.5 million increase in ship management services and a $0.9 million increase in transaction services, partially offset by a $0.2 million decrease in management services and other revenue.

Voyage expenses – Voyage expenses increased by $0.3 million, to $2.1 million in the six months ended June 30, 2026, from $1.8 million in the corresponding period of 2025. The increase in voyage expenses primarily reflects an increase in the brokerage commission to a related party and higher port and other related expenses (including increased cost of EUAs for emissions), partially offset by lower bunker consumption.

Vessel operating expenses – The decrease in operating expenses by $1.5 million to $8.7 million in the six months ended June 30, 2026, from $10.2 million in the same period of 2025 mainly reflects the decrease in the Ownership Days of our Fleet to 1,632 days in the six months ended June 30, 2026, from 1,977 days in the same period in 2025.

Cost of revenue from services – Cost of revenue from services increased by $3.5 million, to $14.0 million in the six months ended June 30, 2026, from $10.5 million in the corresponding period of 2025, and relates to expenses for purchased services from third party providers as well as employee and other operating expenses of MPC Capital. The increase was primarily attributable to higher personnel expenses and commissions incurred during the six months ended June 30, 2026.

Management fees – Management fees in the six months ended June 30, 2026, amounted to $1.8 million, whereas, in the same period of 2025, management fees totaled $2.3 million. This decrease in management fees is due to the net decrease in the total number of Ownership Days for which our managers charge us a daily management fee. This decrease was partially offset by the adjustment of management fees under the terms of the Amended and Restated Master Management Agreement effected on July 1, 2025, from $1,017 per vessel per day to $1,044 per vessel per day. For further details on our management arrangements, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Management, Commercial and Administrative Services” in our 2025 Annual Report.

Depreciation and amortization – Depreciation and amortization expenses are comprised of vessels’ depreciation, the amortization of vessels’ capitalized dry-dock costs, property, plant and equipment depreciation and intangible assets amortization. Vessel depreciation expenses decreased to $4.6 million in the six months ended June 30, 2026, from $5.0 million in the same period of 2025. The decrease by $0.4 million reflects mainly the net decrease in the Ownership Days of our Fleet following the sales and acquisitions of vessels discussed above. Dry-dock and special survey amortization charges amounted to $1.1 million for the six months ended June 30, 2026, compared to a charge of $0.5 million in the respective period of 2025. This variation in dry-dock and special survey amortization charges reflects mainly the increase in aggregate amortization days resulting from three vessels – the M/V Magic Starlight, M/V Magic Ariel and M/V Magic P – undergoing scheduled dry-dock from April 1, 2025 to December 31, 2025, and two vessels – the M/V Magic Thunder and M/V Magic Pluto – undergoing scheduled dry-dock from January 1, 2026 to June 30, 2026 . In addition, depreciation and amortization expenses for our asset management segment increased by $0.7 million, to $1.9 million in the six months ended June 30, 2026, from $1.1 million in the corresponding period of 2025, comprising of property, plant and equipment depreciation and intangible assets amortization. The increase was primarily attributable to higher depreciation charges in the current period, following the reclassification of the property, plant and equipment of Energiepark Heringen-Philippsthal WP HP GmbH & Co. KG (“EP Heringen”) from assets held for sale back to property, plant and equipment in the consolidated balance sheet as of December 31, 2025, upon which depreciation for this asset recommenced. While EP Heringen was classified as held for sale, the related property, plant and equipment were not subject to depreciation.

General and administrative expenses – General and administrative expenses in the six months ended June 30, 2026, amounted to $8.5 million, whereas, in the same period of 2025, general and administrative expenses totaled $9.5 million. The decrease of $1.0 million was primarily attributable to lower audit, professional fees and other expenses by $1.2 million, partially offset by an increase in personnel expenses by $0.2 million.

Loss on vessels held for sale – Loss on vessels held for sale in the six months ended June 30, 2025, amounted to $5.6 million, representing the expected loss during the next twelve-month period (as assessed at the memorandum of agreement date) from the sale of the dry bulk vessel M/V Magic Callisto (delivered to its new owners on April 28, 2025). No such loss was recorded for the six month period ended June 30, 2026.

Net loss on sale of vessels –  Loss on sale of vessels in the six months ended June 30, 2026, amounted to $0,  compared to $2.0 million in the six-month period ended June 30, 2025, following the sales of the: (i) M/V Magic Eclipse, which we concluded on March 24, 2025, pursuant to an agreement dated March 6, 2025, for cash consideration of $13.5 million that resulted in net proceeds of $13.1 million and a net loss on the sale of $1.9 million; (ii) M/V Gabriela A, which we concluded on May 7, 2025, pursuant to an agreement dated December 4, 2024, for cash consideration of $19.3 million that resulted in net proceeds of $18.6 million and a net gain on the sale of $0.2 million; (iii) M/V Ariana A, which we concluded on January 22, 2025, pursuant to an agreement dated November 13, 2024, for cash consideration of $16.5 million that resulted in net proceeds of $16.1 million and a net loss on the sale of $0.1 million; and (iv) M/V Magic Callisto, which we concluded on April 28, 2025, pursuant to an agreement dated March 11, 2025, for cash consideration of $14.5 million that resulted in net proceeds of $14.1 million and a net loss on the sale of $0.1 million.

Net gain on disposition of assets – Net gain on disposition of assets in the six months ended June 30, 2026, was $nil compared to $0.4 million in the corresponding period of 2025 following the sale of an asset management contract.

Net gain/(loss) from equity method investments– Net loss from equity method investments for the six months ended June 30, 2026, amounted to $0.9 million compared to $0.4 million net gain in the same period of 2025, representing our share in jointly owned companies or equity method investments (all of which relate to the asset management segment). The variance is mainly attributable to net loss recognized by one of our joint ventures, which was a result of corporate tax expenses.

Net (loss)/ gain from equity method investments measured at fair value– Net gain from equity method investments measured at fair value was $69.6 million in the six months ended June 30, 2026, compared to a net loss of $24.8 million in the corresponding period of 2025, resulting from the revaluation of such investments. These represent our shares in MPCC, the price of which appreciated by approximately 44% during the six months ended June 30, 2026, and MPC Energy Solutions N.V. for which we have elected the fair value option. No additional shares of either entity were acquired during the six months ended June 30, 2026. The revaluation effect on MPCC shares is higher compared to prior periods, as we presented a greater number of MPCC shares subject to fair value measurement following a change in its consolidation scope as of January 1, 2026, whereby we consolidated an entity holding an equity interest in MPCC, as well as the aforementioned appreciation in MPCC’s share price during the six-month period. A portion of the revaluation gain is attributable to non-controlling interests and is reflected accordingly in the unaudited condensed consolidated statements of comprehensive income / (loss).

Interest and finance costs, net – During the six months ended June 30, 2026, we incurred net interest costs and finance costs amounting to $1.0 million compared to $2.2 million during the same period in 2025. The decrease is mainly associated with reduced interest expense of $0.8 million, reflecting lower long-term debt obligations and more favorable interest rates during the six months ended June 30, 2026, compared to the corresponding period of 2025, and the increase in interest income of $0.7 million, which we earned from our time and cash deposits due to increased average cash balances during the six months ended June 30, 2026, compared to the corresponding period of 2025.

Dividend income from equity method investments measured at fair value (related party) – Dividend income from equity method investments measured at fair value in the six months ended June 30, 2026 amounted to $7.8 million compared to $10.6 million in the same period of 2025 and includes the dividend income from MPCC. The decrease reflects lower dividend distributions from MPCC.

Other income – Other income in the six months ended June 30, 2026 amounted to $18.4 million and mainly includes (i) a gain of $7.8 million from our investments in listed equity securities, (ii) dividend income on equity securities of $1.0 million, (iii) dividend income of $0.7 million from our investment in 140,000 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Toro (the “Toro Series A Preferred Shares”), (iv) foreign exchange gain amounting to $7.1 million mainly related to the foreign currency translation of the MPCC shares from NOK to USD as at June 30, 2026, and (v) other net amounting to $1.8 million due to a gain from the remeasurement of a previously held equity method investment and recoveries of prior year allowances and reversals of provisions. Other income in the six months ended June 30, 2025 amounted to $9.4 million and mainly includes (i) a gain of $5.5 million from our investments in listed equity securities, (ii) dividend income on equity securities of $2.2 million, (iii) dividend income of $0.7 million from our investment in the Toro Series A Preferred Shares, (iv) foreign exchange losses amounting to $1.1 million mainly related to the foreign  currency translation of the MPCC shares from NOK to USD as at June 30, 2025, and (v) other net amounting to $2.2 million due to recoveries of prior year allowances and reversals of provisions.

Segment Results of Operations

Six months ended June 30, 2026, as compared to the six months ended June 30, 2025 — Dry Bulk Segment

(in U.S. Dollars)	Six months ended June 30, 2025	Six months ended June 30, 2026	Change- amount
Total vessel revenues	$15,312,143	$21,580,347	$6,268,204
Expenses:
Voyage expenses (including commissions to related party)	(1,341,234)	(1,295,820)	45,414
Vessel operating expenses	(8,387,369)	(7,818,489)	568,880
Management fees to related parties	(1,953,033)	(1,579,960)	373,073
Depreciation and amortization	(4,778,984)	(5,008,668)	(229,684)
Loss on vessels held for sale	(5,554,777)	—	5,554,777
Net loss on sale of vessels	(2,082,412)	—	2,082,412
Segment operating income/(loss)(1)	$(8,785,666)	$5,877,410	$14,663,076

(1)	Does not include corporate general and administrative expenses. See the discussion under “Consolidated Results of Operations” above.

Total vessel revenues – Total vessel revenues for our dry bulk fleet increased to $21.6 million in the six months ended June 30, 2026 from $15.3 million in the same period of 2025. The increase was mainly driven by the increase of the Daily TCE Rate earned by our dry bulk fleet during the comparative periods. During the six months ended June 30, 2026, the dry bulk fleet earned on average a Daily TCE Rate of $14,678 compared to an average Daily TCE Rate of $8,933 earned during the same period in 2025. The increase was partially offset by a decrease in Available Days for the comparative periods from 1,564 days in the six months ended June 30, 2025 to 1,382 days, following the sale of two dry bulk vessels in the six months ended June 30, 2025. Daily TCE Rate is not a recognized metric under U.S. GAAP (i.e., it is a non-GAAP metric). Please refer to Appendix A for the definition and reconciliation of this metric to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Voyage expenses – Voyage expenses amounted to $1.3 million in both six months ended June 30, 2025 and 2026. There has been an increase in the brokerage commission to a related party associated with the increase in vessels revenues offset by lower bunker consumption and lower port and other related expenses (including lower cost of EUAs for emissions).

Vessel operating expenses – The decrease in operating expenses for our dry bulk fleet by $0.6 million to $7.8 million in the six months ended June 30, 2026, from $8.4 million in the same period of 2025, mainly reflects the net decrease in Ownership Days due to the sales and acquisitions of the vessels mentioned above.

Management fees – Management fees in the six months ended June 30, 2026, amounted to $1.6 million, whereas, in the same period of 2025, management fees totaled $2.0 million. This decrease in management fees is due to the net decrease in the total number of Ownership Days following the sales and acquisitions of the dry bulk vessels mentioned above. This decrease was partially offset by the adjustments of management fees under the terms of the Amended and Restated Master Management Agreement effected on July 1, 2025.

Depreciation and amortization – Depreciation expenses for our dry bulk fleet in the six months ended June 30, 2026 and 2025 amounted to $3.9 million and $4.3 million, respectively. The decrease by $0.4 million reflects mainly the net decrease in the Ownership Days of our Fleet following the sales and acquisitions of vessels discussed above. Dry-dock and special survey amortization charges amounted to $1.1 million for the six months ended June 30, 2026, compared to a charge of $0.5 million in the respective period of 2025. This variation in dry-dock and special survey amortization charges reflects mainly the increase in aggregate amortization days resulting from three vessels – the M/V Magic Starlight, M/V Magic Ariel and M/V Magic P – undergoing scheduled dry-dock from April 1, 2025 to December 31, 2025, and two vessels – the M/V Magic Thunder and M/V Magic Pluto – undergoing scheduled dry-dock from January 1, 2026 to June 30, 2026.

Loss on vessels held for sale – Refer to discussion under “Consolidated Results of Operations.”

Net loss on sale of vessels –  Net loss on sale of vessels in the six months ended June 30, 2026, amounted to $0, compared to $2.0 million in the six-month period ended June 30, 2025, following the sales of the: (i) M/V Magic Eclipse, which concluded on March 24, 2025, pursuant to an agreement dated March 6, 2025, for cash consideration of $13.5 million that resulted in net proceeds of $13.1 million and a net loss on the sale of $1.9 million; and (ii) M/V Magic Callisto, which concluded on April 28, 2025, pursuant to an agreement dated March 11, 2025, for cash consideration of $14.5 million that resulted in net proceeds of $14.1 million and a net loss on the sale of $0.1 million.

Six months ended June 30, 2026, as compared to six months ended June 30, 2025 — Containership Segment

	Six months ended June 30, 2025	Six months ended June 30, 2026	Change - amount
Total vessel revenues	$6,170,124	$5,263,204	$(906,920)
Expenses:
Voyage expenses (including commissions to related party)	(435,583)	(759,989)	(324,406)
Vessel operating expenses	(1,857,355)	(875,777)	981,578
Management fees to related parties	(335,610)	(205,964)	129,646
Depreciation and amortization	(724,256)	(727,473)	(3,217)
Net gain / (loss) on sale of vessels	80,766	—	(80,766)
Segment operating income	$2,898,086	$2,694,001	$(204,085)

Total vessel revenues – Total vessel revenues for the six months ended June 30, 2026 decreased to $5.3 million from $6.2 million in the same period of 2025. This variation was mainly driven by the decrease in our Available Days from 329 days in the six months ended June 30, 2025, to 181 days in the six months ended June 30, 2026, following the sale of two containership vessels during the first and second quarters of 2025. The above decrease was partially offset by the increase of the Daily TCE Rate earned by our containership vessels during the comparative periods. During the six months ended June 30, 2026, our containerships earned an average Daily TCE Rate of $24,880 compared to an average Daily TCE Rate of $17,430 earned in the same period of 2025. Daily TCE Rate is not a recognized metric under U.S. GAAP (i.e., it is a non-GAAP metric). Please refer to Appendix A for the definition and reconciliation of this metric to Total vessel revenues, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP. During the period in which we owned them, our containerships were engaged in period time charters.

Voyage expenses – Voyage expenses for our containership segment increased to $0.8 million in the six months ended June 30, 2026, from $0.4 million in the same period of 2025, mainly reflecting the increase due to the cost of EUAs for emissions.

Vessel operating expenses – Operating expenses for our containership segment decreased to $0.9 million in the six months ended June 30, 2026, from $1.9 million in the same period of 2025, mainly reflecting the decrease of the Ownership Days of our containership vessels.

Management fees – Management fees for our containership segment amounted to $0.2 million, whereas in the same period of 2025, management fees totaled $0.3 million. This decrease in management fees is due to the decrease in the total number of Ownership Days, partly offset by the adjustment of management fees under the terms of the Amended and Restated Master Management Agreement effective July 1, 2025.

Depreciation and amortization – Depreciation expenses for our containership segment amounted to $0.7 million in the six-month periods ended June 30, 2026 and 2025. Depreciation expenses remained flat despite a decrease in Ownership Days from 329 days in the six-month period ended June 30, 2025 to 181 days in the six-month period ended June 30, 2026, following the sale of the two containership vessels, as  no depreciation was recorded for the six-month period ended June 30, 2025 during which both containership vessels were classified as ‘held for sale’ pursuant to the agreements for their sale (executed during 2024). No dry-dock amortization charges were recorded during the six months ended June 30, 2025 and 2026.

Net loss on sale of vessel – Refer to discussion under “Consolidated Results of Operations” above for details on the sale of the M/V Gabriela A and M/V Ariana A.

Six months ended June 30, 2026, as compared to six months ended June 30, 2025 —Asset Management Segment

(in U.S. Dollars)	Six months ended June 30, 2025	Six months ended June 30, 2026	Change- amount
Revenue from services	$16,803,545	$19,981,835	$3,178,290
Expenses:
Cost of revenue from services	(10,504,581)	(14,009,651)	(3,505,070)
Depreciation and amortization	(1,149,915)	(1,865,608)	(715,693)
(Provision) / recovery of provision for doubtful accounts	(15,459)	75,908	91,367
General and administrative expenses (including costs from related party)	(5,305,768)	(5,102,531)	203,237

Other operating income
Net gain on disposition of assets	410,099	346	(409,753)
Net gain/(loss) from equity method investments	441,493	(864,264)	(1,305,757)
Net (loss)/ gain from equity method investments measured at fair value	(25,430,461)	57,601,559	83,032,020
Segment operating (loss)/income	$(24,751,047)	$55,817,594	$80,568,641

Revenue from services – Revenue from services increased by $3.2 million, to $20.0 million in the six months ended June 30, 2026, from $16.8 million in the corresponding period of 2025. Revenue from services primarily consists of transaction and management services. The increase was primarily attributable to a $2.5 million increase in ship management services and a $0.9 million increase in transaction services, partially offset by a $0.2 million decrease in management services and other revenue.

Cost of revenue from services – Cost of revenue from services increased by $3.5 million, to $14.0 million in the six months ended June 30, 2026, from $10.5 million in the corresponding period of 2025, and relates to expenses for purchased services from third party providers as well as employee and other operating expenses of MPC Capital. The increase was primarily attributable to higher personnel expenses and commissions incurred during the six months ended June 30, 2026.

Depreciation and amortization – Depreciation and amortization expenses for our asset management segment increased by $0.7 million, to $1.9 million in the six months ended June 30, 2026, from $1.1 million in the corresponding period of 2025, comprising of property, plant and equipment depreciation and intangible assets amortization. The increase was primarily attributable to higher depreciation charges in the current period, following the reclassification of the property, plant and equipment of EP Heringen from assets held for sale back to property, plant and equipment in the consolidated balance sheet as of December 31, 2025, upon which depreciation for this asset recommenced. While EP Heringen was classified as held for sale, the related property, plant and equipment was not subject to depreciation.

General and administrative expenses – General and administrative expenses in the six months ended June 30, 2026, amounted to $5.1 million, whereas, in the same period of 2025, general and administrative expenses totaled $5.3 million. This decrease mainly reflects the decrease in professional fees and other expenses by $0.5 million, partially offset by an increase in personnel expenses by $0.2 million and in office and IT expenses by $0.1 million of MPC Capital.

Net gain on disposition of assets – Net gain on disposition of assets in the six months ended June 30, 2026, was $nil compared to $0.4 million in the corresponding period of 2025 following the sale of an asset management contract.

Net gain/(loss) from equity method investments– Net loss from equity method investments for the six months ended June 30, 2026, amounted to $0.9 million compared to a $0.4 million net gain in the same period of 2025, representing our share in jointly owned companies or equity method investments. The variance is mainly attributable to net loss recognized by one of our joint ventures, which was a result of corporate tax expenses.

Net (loss)/ gain from equity method investments measured at fair value– Net gain from equity method investments measured at fair value was $57.6 million in the six months ended June 30, 2026, compared to a net loss of $25.4 million in the corresponding period of 2025, resulting from the revaluation of such investments. These represent our shares in MPCC, the price of which appreciated by approximately 44% during the six months ended June 30, 2026, and MPC Energy Solutions N.V. for which we have elected the fair value option. No additional shares of either entity were acquired during the six months ended June 30, 2026. The revaluation effect on MPCC shares is higher compared to prior periods, as we presented a greater number of MPCC shares subject to fair value measurement following a change in its consolidation scope as of January 1, 2026, whereby we consolidated an entity holding an equity interest in MPCC, as well as the aforementioned appreciation in MPCC’s share price during the six month period. A portion of the revaluation gain is attributable to non-controlling interests and is reflected accordingly in the unaudited condensed consolidated statements of comprehensive income / (loss).

Liquidity and Capital Resources

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures and enter into new co-investments through a combination of proceeds from cash generated from operations, borrowings in debt transactions and equity offerings, to the extent available and permitted. Our liquidity requirements relate to servicing the principal and interest on our debt, funding capital expenditures and working capital (which includes maintaining the quality of our vessels and complying with international shipping standards and environmental laws and regulations) and maintaining cash reserves for the purpose of satisfying certain minimum liquidity restrictions contained in our credit facilities and financing arrangements. In accordance with our business strategy, other liquidity needs may relate to funding potential investments in additional vessels or businesses and maintaining cash reserves to hedge against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

As of June 30, 2026 and December 31, 2025, we had cash and cash equivalents of $108.4 million and $151.8 million (which excludes $1.0 million of cash restricted in each period, under our debt agreements), respectively. Cash and cash equivalents are primarily held in U.S. dollars.

As of June 30, 2026, we had $73.8 million of gross indebtedness outstanding under our debt agreements and financing arrangements.

Working capital is equal to current assets minus current liabilities. As of June 30, 2026, we had a working capital surplus of $121.8 million as compared to a working capital surplus of $187.0 million as of December 31, 2025.

We believe that our current sources of funds and those that we anticipate to internally generate over the short-term period will be sufficient to meet our known short-term and long-term liquidity needs, including funding the operations of our business, meeting our working capital and capital expenditures requirements and servicing the principal and interest on our existing debt for that period. Notwithstanding the foregoing, we receive dividends from a limited number of investees, principally from MPCC, and any disruption or reduction of such dividends could materially affect our liquidity position.

Our medium- and long-term liquidity requirements relate to the funding of cash dividends on our Series D Preferred Shares, as well as cash dividends to noncontrolling interests from our majority-owned subsidiaries, when declared, repayments of outstanding debt and financing arrangements, expenditures relating to the operation and maintenance of our vessels and entering into new co-investments. Sources of funding for our medium- and long-term liquidity requirements are expected to be a combination of existing cash and cash equivalents, cash flows from operations or new debt financing, if required, and proceeds from equity offerings to the extent available and permitted.

From time to time, we make capital expenditures in connection with vessel acquisitions and vessels upgrades and improvements (either for the purpose of meeting regulatory or legal requirements or for the purpose of complying with requirements imposed by classification societies), which we finance and expect to continue to finance with cash from operations, debt financing and equity issuances. We may also pursue future investments, including strategic acquisitions, or participate in co-investment arrangements with third parties, which we expect to finance through a combination of internally generated funds, borrowings under existing or new credit facilities, and potential equity or debt issuances. As of December 31, 2025 and June 30, 2026, we did not have any commitments for capital expenditures related to vessel acquisitions.

Our Borrowing Activities

Please refer to Note 11 to our unaudited interim condensed consolidated financial statements, included elsewhere herein, for information regarding our borrowing activities as of June 30, 2026.

Cash Flows

The following table summarizes our net cash flows provided by/(used in) operating, investing, and financing activities and our cash, cash equivalents and restricted cash for the six-month periods ended June 30, 2025, and 2026:

	Six months ended June 30,
(in U.S. Dollars)	2025	2026
Net cash (used in)/provided by operating activities from operations	$(3,976,286)	$16,807,354
Net cash provided by/(used in) investing activities from operations	62,598,078	(43,418,946)
Net cash used in financing activities from operations	(104,536,063)	(15,328,284)
Cash, cash equivalents and restricted cash at beginning of period	88,616,996	152,775,129
Cash, cash equivalents and restricted cash at end of period	$45,909,658	$109,443,675

Operating Activities:

For the six months ended June 30, 2026, net cash provided by operating activities amounted to $16.8 million, consisting of net income of $96.0 million, non-cash adjustments related to depreciation and amortization of $7.6 million, amortization and write off of deferred finance charges of $0.6 million, straight line amortization of hire of $0.3 million, unrealized loss of $1.2 million from revaluing our investments in listed equity securities at period end market rates, a realized gain on sale of equity securities of $9.1 million, unrealized gain from equity method investments measured at fair value of $69.6 million, unrealized foreign exchange gains from equity method investments of $7.4 million, payments related to dry-docking costs of $3.2 million and a net increase of $1.7 million in working capital, which is mainly the result of increases in (i) trade receivables by $1.7 million, (ii) inventories by $0.4 million, (iii) prepaid expenses and other assets by $0.3 million, (iv) derivative assets/liabilities by $0.6 million, (v) accounts payable by $0.3 million and (vi) deferred revenue by $0.4 million, and decreases in (vii) accrued liabilities by $3.2 million and (viii) income tax receivable/payable by $1.2 million and (ix) due from/to related parties by $3.7 million. Moreover, the Company received $7.8 million of dividends in cash from its equity method investments that are measured at fair value.

For the six months ended June 30, 2025, net cash used in operating activities amounted to $4.0 million, consisting of net loss of $17.0 million, non-cash adjustments related to depreciation and amortization of $6.7 million, loss on vessels held for sale discussed above of $5.6 million, net loss on sale of vessels of $2.0 million, amortization and write off of deferred finance charges of $0.1 million, amortization of fair value of acquired charters of $0.1 million, straight line amortization of hire of $0.1 million, unrealized gain of $7.5 million from revaluing our investments in listed equity securities at period end market rates, a realized loss on sale of equity securities of $2.0 million, unrealized loss from equity method investments measured at fair value of $24.8 million, unrealized foreign exchange losses from equity method investments of $1.1 million, payments related to dry-docking costs of $2.4 million and a net increase of $14.3 million in working capital, which is mainly the result of increases in (i) trade receivables by $1.2 million,  (ii) prepaid expenses and other assets by $0.3 million, (iii) deferred revenue by $0.2 million and set off by decreases in (iv) inventories by $0.8 million, (v) income tax receivable / payable by $4.6 million, (vi) derivative assets / liabilities by $1.1 million and (vii) accrued liabilities by $8.6 million, (viii) due from/to related parties by $0.6 million and (ix) accounts payable by $0.2 million. Moreover, the Company received in cash $5.8 million of dividends from its equity method investments that are measured at fair value.

Investing Activities:

For the six months ended June 30, 2026, net cash used in investing activities amounted to $43.4 million mainly reflecting the net cash outflow of $79.6 million for the acquisition of the vessels M/V Magic Jupiter and M/V Magic Saturn, discussed above, net outflows of $0.4 million for acquisitions of property, plant and equipment, net  inflows of $34.0 million associated with the purchase and sale of debt and equity securities / investments and net inflows of $2.6 million associated with the acquisition, disposition and return of capital from equity method investments. Please also refer to Notes 6, 10, 12 to our unaudited interim condensed consolidated financial statements included elsewhere in this report for a more detailed discussion.

For the six months ended June 30, 2025, net cash provided by investing activities amounted to $62.6 million mainly reflecting the net cash inflow of $61.9 million of net proceeds from the sale of the vessels discussed above, net inflows of $20.7 million associated with the purchase and sale of equity securities, net outflows of $20.0 million associated with the sale and purchase of equity method investments.

Financing Activities:

For the six months ended June 30, 2026, net cash used in financing activities amounted to $15.3 million, mainly relating to (i) $26.8 million consisting of period scheduled principal repayments under our existing secured credit facilities, and financing arrangements and voluntary prepayments  and $0.5 million related to payments of deferred financing costs, (ii) $15.6 million of proceeds related to the sale and leaseback transaction of the M/V Magic Perseus, (iii) $2.5 million of dividends paid relating to Series D Preferred Shares and (iv) $1.1 million for transactions with non-controlling interest. Please also refer to Notes 3 and 11 to our unaudited interim consolidated financial statements included elsewhere in this report for a more detailed discussion.

For the six months ended June 30, 2025, net cash used in financing activities amounted to $104.5 million, mainly relating to (i) $101.1 million consisting of period scheduled principal repayments under our existing secured credit facilities, early prepayments due to sale of vessels and voluntary prepayments, (ii) $1.6 million proceeds from long-term debt, (iii) $2.1 million of dividends paid relating to Series D Preferred Shares and (iv) $2.8 million for cash dividends paid to non-controlling interest.

Critical Accounting Estimates

We prepare our financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more details on our Critical Accounting Estimates, please read “Item 5. Operating and Financial Review and Prospects—E. Critical Accounting Estimates” in our 2025 Annual Report. For a description of our significant accounting policies, please read Note 2 to our unaudited interim condensed consolidated financial statements, included elsewhere in this report, “Item 18. Financial Statements” in our 2025 Annual Report and more precisely “Note 2. Significant Accounting Policies and Recent Accounting Pronouncements” of our consolidated financial statements included in our 2025 Annual Report.

APPENDIX A

Non-GAAP Financial Information

Time Charter Equivalent (“TCE”) Revenues and Daily TCE Rate.

Time Charter Equivalent revenues (“TCE Revenues”) is a measure of the revenue performance of a vessel and is defined as total vessel revenues (time charter and/or voyage charter revenues, and/or pool revenues, net of charterers’ commissions), less voyage expenses. The Daily Time Charter Equivalent Rate (“Daily TCE Rate”) is a metric of the average daily revenue performance of a vessel. TCE Revenues, which is a non-GAAP measure, and Daily TCE rate, which is a non-GAAP metric, should not be considered as alternatives to any measure of financial performance presented in accordance with U.S. GAAP. We calculate Daily TCE Rate by dividing TCE revenues by the number of Available Days during that period. Under a time charter, the charterer pays substantially all the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time or other charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. Under voyage charters, the majority of voyage expenses are generally borne by us whereas for vessels in a pool, such expenses are borne by the pool operator. The Daily TCE Rate is a standard shipping industry performance metric used primarily to compare period-to-period changes in a company’s performance and management believes that the Daily TCE Rate provides meaningful information to our investors because it compares daily net earnings generated by our vessels irrespective of the mix of charter types (e.g., time charter, voyage charter or other) under which our vessels are employed between the periods while further assisting our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of TCE Revenues and Daily TCE Rate may not be comparable to those reported by other companies. See below for a reconciliation of TCE Revenues and Daily TCE Rate to Vessel revenue, net, the most directly comparable U.S. GAAP measure.

(amounts in U.S. dollars, except for Available Days):

Reconciliation of Daily TCE Rate to Total vessel revenues — Consolidated

	Six-months ended June 30,	Six-months ended June 30,
	2025	2026
Total vessel revenues	$21,482,267	$26,843,551
Voyage expenses -including commissions to related party	(1,776,817)	(2,055,809)
TCE revenues	$19,705,450	$24,787,742
Available Days	1,893	1,563
Daily TCE Rate	$10,410	$15,859

Reconciliation of Daily TCE Rate to Total vessel revenues — Dry Bulk Segment

	Six-months ended June 30,	Six-months ended June 30,
	2025	2026
Total vessel revenues	$15,312,143	$21,580,347
Voyage expenses - including commissions to related party	(1,341,234)	(1,295,820)
TCE revenues	$13,970,909	$20,284,527
Available Days	1,564	1,382
Daily TCE Rate	$8,933	$14,678

Reconciliation of Daily TCE Rate to Total vessel revenues — Containership Segment

	Six-months ended June 30,	Six-months ended June 30,
	2025	2026
Total vessel revenues	$6,170,124	$5,263,204
Voyage expenses - including commissions to related party	(435,583)	(759,989)
TCE revenues	$5,734,541	$4,503,215
Available Days	329	181
Daily TCE Rate	$17,430	$24,880